15027580

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66133

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/14 AND ENDING 09/30/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ANCHIN CAPITAL ADVISORS, LLC

Official Use Only
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1375 BROADWAY, 23rd Floor
(No. and Street)

NEW YORK	NEW YORK	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Goldfond (212) 536-6942
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP

2112 ERIE BLVD. E. STE 100	SYRACUSE	NEW YORK	13224
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **JEFFREY I ROSENTHAL**, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ANCHIN CAPITAL ADVISORS, LLC**, as of **SEPTEMBER 30, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

PATRICIA TRACY
Notary Public, State of New York
No. 01TR6197667
Qualified in Queens County
Commission Expires Dec. 1, 2016

Notary Public

Signature

Vice-President / Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changesin Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the Securities Investor Protection Corporation Supplemental Report. (Bound Separately)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANCHIN CAPITAL ADVISORS LLC

NEW YORK, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION
FORM X-17A-5
PART III

SEPTEMBER 30, 2015

This report is deemed a PUBLIC DOCUMENT in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

ANCHIN CAPITAL ADVISORS LLC
(A Limited Liability Company)

INDEX TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2015

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
2112 Erie Blvd. East, Suite 100
Syracuse, NY 13224
(315) 474-3986
FAX: (315) 474-0716

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Anchin Capital Advisors LLC

We have audited the accompanying Anchin Capital Advisors LLC (a New York LLC), statement of financial condition as of September 30, 2015 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Anchin Capital Advisors LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial position presentation. We believe that our audit provides a reasonable basis for our

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Anchin Capital Advisors LLC as of September 30, 2015 in accordance with accounting principles generally accepted in the United States of

Evans and Bennett, LLP
Certified Public Accountants

Syracuse, New York
November 23, 2015

ANCHIN CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2015

ASSETS

Cash	$	964,586
Accounts receivable, net of allowance for doubtful accounts of $157,742		21,000
Prepaid expenses and other assets		5,536
Investment at fair value, (cost $50,000)		0
Total Assets	$	991,122

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	679,705
Member's Equity		311,417
Total Liabilities and Member's Equity	$	991,122

The accompanying notes are an intregal part of these financial statements.

ANCHIN CAPITAL ADVISORS LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Anchin Capital Advisors LLC (the "Company") was organized in New York on April 23, 2003, as a limited liability company. The Company is a wholly owned subsidiary of ABA Platinum Group, LLC (the "Parent") which is wholly owned by Anchin Block & Anchin LLP ("ABA"). Its officers, personnel and other support are provided by the Parent and ABA.

The Company is a registered broker with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) on February 17, 2004. The Company offers services including private investment banking services, merger and acquisition services, financial forecasts and projections, strategic planning, market research and financing alternatives. The Company will also make referrals to other FINRA member firms for the sale of certain securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company recognizes revenue for services rendered based on the terms of the agreements with each client. Revenue for projects are recorded when the project is completed. When applicable, revenue for time and expenses are recorded when billed. Success fees are recorded at the time the transaction is closed and when income is reasonably determinable.

The Company receives referral commissions which are recorded on a trade date basis as transactions occur.

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company performs ongoing credit evaluations of its customers' financial condition and extends credit to its customers on an uncollateralized basis. The Company maintains allowances for potential credit losses which, when sustained, have been within management's estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The preparation of financial statements in conformity with GAAP may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's financial instruments consist primarily of cash and receivables, accounts payable and accrued liabilities. The Company believes all of the financial instruments are recorded at values which approximate fair values due to the short-term nature of these instruments.

NOTE 3 - VALUATION OF INVESTMENTS AND FAIR VALUE MEASUREMENTS

The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. GAAP establishes a hierarchy that prioritizes the inputs to valuation methods. The three levels of input are:

Level 1 Unadjusted quoted prices available in active markets that the Company has the ability to access for identical assets or liabilities.

Level 2 Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

NOTE 4 - SECURITIES VALUATION AND FAIR VALUE MEASUREMENTS (CONTINUED)

The following is a reconciliation of assets for which level 3 inputs were used in determining value for the year ended September 30, 2015

	Beginning Balance, October 1, 2014	Total Gain or Losses (Realized and Unrealized)	Purchases	Sales	Transfers Into Level 3	Transfers Out of Level 3	Ending Balance, September 30, 2015
Non-Public Investment – technology	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0

These securities were acquired in prior year by the company in exchange for services rendered and have been measured at fair value using level 3 inputs.

The amount of losses included in income attributable to the change in unrealized gains (losses) relating to assets still held at September 30, 2015 is $0.00

NOTE 5 – INCOME TAXES:

For tax purposes, the Company is treated as a disregarded entity because it is a wholly owned limited liability company. Thus the assets, liabilities and items of deduction and credit are treated as those of the Parent.

NOTE 6 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

At September 30, 2015, accounts payable and accrued expenses consisted primarily of $663,974 for direct costs payable to ABA (see Note 6), and $15,731 for other operating expenses.

NOTE 7 - RELATED PARTY TRANSACTIONS:

The Company entered into an agreement with the Parent on January 1, 2004, whereby the Parent would pay on behalf of the Company primarily all of the overhead and administrative expenses. The Parent charges the Company for its share of these expenses. For the year ended September 30, 2015, the Company's share of the administrative service charges, occupancy, computer and office expenses amounted to $131,325 and is reflected in the statement of operations in those categories. In addition, ABA provides personnel for specific engagements entered into by the Company with its clients. The personnel costs related to these engagements are billed to the Company by ABA at the time these services are rendered and are payable to ABA at that time. Such costs are reflected on the statement of income as direct costs. For the year ended September 30, 2015, these costs amounted to $1,084,131 of

which $663,974 (See Note 5) remained unpaid to ABA at September 30, 2015, and are included in the Company's liabilities at that date.

NOTE 8 - CONCENTRATIONS:

The Company maintains cash balances in a bank account which, at times, may exceed federally insured limits. The Company has not experienced any losses in this account and believes it is not subject to any significant credit risk.

During the year ended September 30, 2015 the Company provided services to three customers comprising 97% of total revenues. As of September 30, 2015, receivables from four customers comprised 87% of total accounts receivable.

NOTE 9 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At September 30, 2015, the Company had net capital of $284,881 which was $239,567 in excess of its required minimum net capital of $45,314. The Company's ratio of aggregate indebtedness to net capital was 2.39 to 1.

NOTE 10 – SUBSEQUENT EVENTS:

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through November 23, 2015, the date the financial statements were available to be issued.